

May 4, 2023

Steve Carnes
Chief Executive Officer
GEMZ Corp. NV
2180 N. Park Avenue, Suite 200
Winter Park, FL 32789

   Re: GEMZ Corp. NV
     Offering Statement on Form 1-A
     Filed May 1, 2023
     CIK No. 0001973160

Dear Steve Carnes:

   Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your offering statement failed to provide the financial statements required by Part F/S of Form 1-A. In this regard, we note that the included financial statements are incomplete as your offering statement does not include the financial statements for BadgerBloX Homes, Inc., which the company acquired on March 20, 2023.

   We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

   Please contact Jeffrey Gabor at 202-551-2544 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Real Estate & Construction

cc: Eric Newlan